Exhibit 4

“Telesp and Vivo are Brazilian companies.  Information distributed in connection with the proposed share merger and the related shareholder vote is subject to Brazilian disclosure requirements that are different from those of the United States.
 Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil.  You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws.  Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the companies may purchase shares of the companies otherwise than under the share merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.”

PROTOCOL OF MERGER OF SHARES OF

Vivo Participações S.A

into

Telecomunicações de São Paulo S.A. – Telesp

AND INSTRUMENT OF JUSTIFICATION

By  this private instrument, the parties described below, by their Managements, in witness thereof, enter this Protocol of Merger of Shares and Instrument of Justification (“Protocol”), in accordance with articles 224, 225, 226 and 252 of Law No. 6.404, dated as of December 15, 1976, observing the applicable provisions of Instruction CVM No. 319 of December 12, 1999, issued by the Brazilian Securities Exchange Commission – Comissão de Valores Modiliários (“CVM”).

(a)           Telecomunicações de São Paulo S.A. – Telesp, publicly-held company, incorporated in accordance with the Brazilian laws, headquartered in the City of São Paulo, State of São Paulo, at Rua Martiniano de Carvalho, 851, enrolled with CNPJ/MF under No. 02.558.157/0001-62, hereby represented, in the terms of its By-laws, (“Telesp”);

(b)           Vivo Participações S.A., publicly-held company, headquartered at Av. Roque Petroni Junior, n° 1464, in the City of São Paulo, State of São Paulo, enrolled with CNPJ/MF under No. 02.558.074/0001-73, hereby represented, in the terms of its By Laws (“Vivo Part.”);

Being Telesp and Vivo Part., jointly referred as“Parties” or “Companies”;

1.           JUSTIFICATION

WHEREAS Telesp purpose is the exploration of telecommunication services, mainly related to services rendering of commuted fixed telephony  (STFC) and multimedia communication in the State of São Paulo, being allowed to hold stock in other companies;

WHEREAS Vivo Part. purpose is (i) to perform the control of companies which explore cellular mobile services, personal mobile service and other types of telecommunication services in general, as well as (ii) to explore telecommunication services in accordance with the concessions, authorizations and permissions granted and the services and activities necessary or useful to perform these services, in accordance with the concessions, authorizations and permissions granted;

WHEREAS both Companies are currently directly or indirectly controlled exclusively by Telefónica S.A.;

WHEREAS both Vivo Part. and Telesp are publicly-held companies listed in BM&FBOVESPA and with American Depositary Receipts (“ADRs”) traded in the United States of America;

WHEREAS the unification of the shareholding base will provide to their related shareholders the participation in one single publicly-held company, with higher liquidity;

WHEREAS, given the currently existent regulatory restrictions, the companies net equities cannot be merged, being the merger of shares the alternative found to unify the corporate shareholding base as a manner to achieve the above described purposes;

The Parties understand that the merger of Vivo Part. shares into Telesp, as per the terms of this Protocol, such as described in the Notice of Material Fact dated as of December 27, 2010 (“Corporate Restructuring”) is justified, to the extent that, in addition to providing the unification of the Companies share base, it will also rationalize the costs structure of the Companies and will favor the business integration and the generation of synergies therefrom arising, positively impacting the Companies.

2.	Capital STOCK OF Telesp AND Vivo Part.

2..        Telesp Capital Stock: The capital stock subscribed and paid-in of Telesp currently amounts to R$ 6,575,479,854.14 (six billion, Five hundred and seventy Five million, four hundred and seventy nine thousand, eight hundred and fifty four reais and fourteen cents), divided into 506,237,272 shares, being 168,819,870 common shares and 337,417,402 preferred shares, book-entry and without par value.

2.2.           Vivo Part Capital Stock.: The capital stock subscribed and paid-in of Vivo Part. currently amounts to R$ 8,780,150,322.86 (eight billion, seven hundred and eighty million, one hundred and fifty thousand, three hundred and twenty two reais and eighty six cents), divided into 400,713,827 shares, being 137,269,188 common shares and 263,444,639 preferred shares, book-entry and without par value.

3.	Shares to be merged and capital increase

3.1.         Merger of shares: In view of the merger of the totality of shares of Vivo Part. held by its shareholders into Telesp, Vivo Part. shall become a wholly-owned subsidiary of Telesp, being granted directly to the shareholders of Vivo Part., the shares or eventually the fractions of shares that they are entitled to in Telesp, in accordance with the exchange ratio established in item 4.2. of this Protocol.

3.2.         Reference Date and Valuation of Vivo Part..  The shares of Vivo Part. to be merged into Telesp were evaluated as to determine Telesp’s capital increase based on their economic value as of December 31, 2010 (“Reference Date”). The Valuation Report of the shares of Vivo Part. to be transferred to Telesp, in accordance with article 252, §1 combined with article 8, both of Law No. 6.404, dated as of December 15, 1976 (“Capital Increase Report”), was prepared by Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) "ad referendum" of the shareholders of the Parties of this Protocol.

3.3.         Net Equity Variations. The net worth variation in Vivo Part. between the Reference Date of the transaction contemplated in this Protocol and the effectiveness of the merger of its shares, shall remain in Vivo Part., since the Company shall continue to exist.

3.4          Capital Increase of Telesp as a result of the Merger of Shares: If the merger of shares of Vivo Part. into Telesp is approved by their shareholders, as stated in item 3.2. above, the amount equivalent to the value of shares of Vivo Part. evaluated in R$ 31.222.629.890,89 (thirty one billion, two hundred twenty two million, six hundred twenty nine thousand, eight hundred ninety reais and eighty nine cents) as stated in the Valuation Report of Capital Increase, will be merged into the net worth of Telesp. Thefore, the capital stock of Telesp will be increased to the amount of R$ 37.798.109.745,03 (thirty seven billion, seven hundred ninety eight million, one hundred and nine thousand, seven hundred forty five reais and three cents).

4.	Exchange Ratio of Shares, Political and Financial Rights.

4.1          Criteria for determining the Exchange Ratio and Valuation: The exchange ratio of shares issued by Vivo Part. to be merged into Telesp was determined by the Companies management, considering the recommendation of the Special Committees to which item 4.4. below refers. The

Special Committees basis for the negotiation of the exchange ratio of shares was their related economic values calculated by the financial advisors indicated by the Special Committees, being Signatura Lazard Assessoria Financeira Ltda., enrolled with CNPJ/MF under No. 06.955.244/0001-04, headquartered at Avenida Brigadeiro Faria Lima, 2277, 8th floor, Jardim Paulistano, City of São Paulo, State of São Paulo (“Signatura Lazard”) indicated by the Special Committee of Vivo Part. and Banco Santander (Brasil) S.A. , enrolled with CNPJ/MF under No. 90.400.888/0001-42, headquartered at Avenida Juscelino Kubitschek, 2235, 24th floor, Vila Olímpia, City of São Paulo, State of São Paulo (“Santander”) indicated by the Special Committee of Telesp, based in the methodology of discounted cash flow, at the Reference Date (“Valuation Report”).

4.2           Exchange Ratio: The shareholders of Vivo Part will receive, in exchange for the shares currently held by them in Vivo Part., new shares issued by Telesp, of the same class as those held by them in the capital stock of Vivo Part. in accordance with the criteria referred to in item 4.1. above. The exchange ratio of the shares currently held by the shareholders of Vivo Part. for new shares to be issued by Telesp, according to the above mentioned criteria defined by the Parties considering the recommendation of the Special Committees referred to in item 4.4 below is the following: for each common and preferred share of Vivo Part., 1,55 new shares of the same class shall be issued by Telesp.

4.2.1        Fractions. To the shareholders of Vivo Part. whose shares will be merged, and that, due to the exchange ratio, are entitled to fractions of shares, it will be paid, pro rata proportionally to the fraction of each one, the net amount at market price of the fractions grouped, obtained by the sale in auction (or auctions, if the case may be), to be held on BM&FBOVESPA S.A.. The referred payment to the shareholders will be done in 5 (five) business days as from the last auction is held.

4.3.	Valuation of net worth at market prices for the purpose of Article 264 of Brazilian Corporate Law.

In accordance with the article 264 of Law No. 6.404/76 and, solely for comparison of the exchange ratio resulting from the adoption of the economic value criteria, chosen in the terms contemplated in item 4.1. above, with the ones resulting from the net worth at market price criteria,  Vivo Part. and Telesp had their related net worth also appraised, based on the same criteria and on the same Reference Date, at market price, by Planconsult (“Valuation Report of Net Worth at Market Price”). As per the referred criteria, the calculation of the exchange ratio of shares of  Vivo Part. for the shares of Telesp would result in the following exchange ratio: at each common and preferred share of Vivo Part. it would be granted 1,10 share of the respective class issued by Telesp.

4.4.	Manifestation of the Special Committees in the terms of Regulatory Opinion nº 35, of 09/01/2008.

In the terms recommended by the CVM in the Parecer de Orientação No. 35, of September 1st, 2008 (“P.O. 35”), it was created in both Vivo Part. and Telesp, a Special Committee, to negotiate in an independent basis the exchange ratio of the shares and to give their opinion about the other conditions of the Corporate Reestructuring, as announced by means of the Notice of Material Fact announced on December 27, 2010.

The Special Committees, after analyzing the reports and the studies of the financial and legal advisors retained by the Companies and after negotiating the exchange ratio of shares, as well as after analyzing the management proposals regarding the conditions of the Corporate Restructuring, as well as other documents, presented their manifestation to the respective managements of the Companies, recommending the adoption of the exchange ratio indicated in item 4.2 above, placed within the ranges appointed in their recommendation to the Board of Directors of the Company.

4.6.        Rights of New Shares:

4.6.1.     Political rights. The new shares of Telesp to be issued as a result of the Corporate Restructuring that shall be granted to the shareholders of Vivo Part., will entitle the shareholders of Vivo Part. the same rights of the outstanding shares issued by Telesp. The table attached to this Protocol (“Annex I”) contains the description of the current statutory rights of the shares of Vivo Part. and the statutory rights granted by the outstanding shares of Telesp.

4.6.2.     Financial Rights. The new shares of Telesp to be issued as a result of the merger of shares of Vivo Part. shall entitle the same rights of the outstanding common and preferred shares of Telesp, as the case may be, including with regard to the dividends payment and/or interests on net equity (or other compensations) that may be declared by Telesp in the future.

4.7.        Telesp Shares: Based on the criteria of determination of exchange ratio herein above mentioned, Telesp will issue 212,767,241 new common shares and 406,597,417 new preferred shares, having Telesp immediately after the transaction, a total amount of 381,587,111 issued common shares and 744,014,819 issued preferred shares.

5.           Other Applicable Conditions.

5.1         Corporate Acts: Extraordinary General Shareholders Meetings of Vivo Part. and Telesp will be held for the analysis and resolution regarding the transaction contemplated in this Protocol.

5.2.        Right to Withdraw: The common and preferred shareholders of Telesp and the common shareholders of Vivo Part. that dissent from the merger of shares of Vivo Part. into Telesp will have, as of the date of the extraordinary general shareholders’ meetings of the referred companies that resolve about the transaction subject of this Protocol, the right to withdraw from the respective companies, upon the reimbursement of shares they were shareholders on December 27, 2010, as already disclosed. Pursuant to the article 137, IV and V of Law No. 6.404/76, the term for the exercising the right to withdraw consists of 30 days as of the date the minutes of the Shareholders’s Meetings that approve the merger of shares are published, when the limit date for exercising such right, the form and qualification conditions, as well as other related information, shall be disclosed by means of the publication of a Notice to Shareholders,.

The preferred shares shareholders of Vivo Part. will not be entitled to the right of withdraw, since such shares have liquidity and dispersion in the market, as established in article 137, II, paragraphs “a” and “b” of Law No. 6.404/76.

5.2.1           The reimbursement amount to be paid to the holders of common and preferred shares of Telesp that dissent from the merger of shares, calculated by their respective net worth as per financial statements of December 12th, 2010, is of R$ 23,06 per common or preferred share.

5.2.2.           The reimbursement amount to be paid to the holders of common shares of Vivo Part. that dissent from the merger of shares, calculated by their respective net worth as per financial statements of December 12th, 2010, is of R$ 25,30 per common share, consideting that the exchange ratio set forth in this Protocol is the is more advantageous than the exchange ratio calculated based on the net worth of the Parties at market price.

5.3. Authorization. Without prejudice of item 3.4. of this Protocol, once the merger of shares is approved, the Officers of Vivo Part. and Telesp shall be responsible for and authorized to take the necessary measures for the implementation of the terms and conditions agreed upon this Protocol, as set forth in the applicable legislation.

5.4. Jurisdiction. For all matter arising out of this Protocol, the parties elect the jurisdiction of the Capital City of the State of São Paulo.

5.5. Approval of –ANATEL – Agência Nacional de Telecomunicações. The merger of shares of Vivo Part. into Telesp was authorized by the National Telecommunications Agency – ANATEL in the meeting of the Executive Board held on March 24th, 2011.

5.6. Approval of –CADE – Conselho Administrativo de Defesa Econômica. As it is a corporate restructuring between companies of the same economical group, the transaction herein described is not subject to the approval of the Conselho Administrativo de Defesa Econômica - CADE.

5.7           Equitable Treatment: Besides the manifestation of the Special Committees in the terms of P.O. 35 as referred to in item 4.4 of this Protocol, (i) Signatura Lazard declared its understanding that, since the exchange ratio set forth by the Board of Directors of the Companies is within the exchange ratio range obtained from the values of the Companies resulting from the valuation report, it understands that such exchange ratio is, from a financial standpoint, commutative for the non-controlling shareholders of Vivo Part. and (ii) Santander declared its understanding that, since the exchange ratio set forth by the Board of Directors of the Companies is within the exchange ratio range obtained from the values of the Companies resulting from the valuation report, it understands that equitable treatment was given to the shareholders of Telesp.

5.8           Advisors. The specialized companies retained to evaluate the Companies in order to determine the exchange ratio of shares merged for shares of Telesp and to evaluate the shares to be merged, declared to be independent in relation to the Companies object of the Corporate Restructuring.

And, in witness whereof, the Parties execute this instrument in 06 (six) counterparts of same content and form, in the presence of the undersigned witnesses in order to produce all legal effects.

São Paulo, March 25th, 2011.

Vivo Participações S.A.

Telecomunicações de São Paulo S.A. – Telesp

Witnesses:

1. ______________________________

2. _______________________________

APPENDIX I

	Telecomunicações de São Paulo S/A - Telesp	Vivo Participações S.A.
Common shares	Political rights: To each common share corresponds the right to one vote at the General Meeting.	Political rights: To each common share corresponds the right to one vote at the General Meeting.
Dividend: mandatory minimum dividend equivalent to 25% of the adjusted net income	Dividend: mandatory minimum dividend equivalent to 25% of the adjusted net income

Preferred Shares
Political rights: Preferred shares are entitled to restricted vote, in the following events:

a) in the deliberations at general meetings related to the execution of contracts with related parties, the terms and conditions of which are more onerous for the company than the ones normally adopted by the market in same nature contracting

b)  in the deliberations at general meetings related to the approval of execution of contracts to render management services, including technical assistance, with foreign entities linked to the company controlling shareholder

c) in the election of one member of the Board of Directors, in separate voting, at the shareholders general meeting

d)   in the deliberations at general meetings related to the alteration in by laws aiming to suppress the election right, in separate voting, by the shareholders of preferred shares, of one member of the Board of Directors, as described above.

e)  in the deliberations related to the alteration or rescission:

          (i) of article 9 (approval of execution of contracts with related parties, as well as the execution of contracts to render management services, including  including technical assistance, with foreign entities linked to the company controlling shareholder, as described above;

          (ii) of sole paragraph of article 11 (first call for the meeting with at least 30 days in advance and 10 days in advance in the second call, in the events described in article 136, of Law 6.404/76; and

          (iii) of article 30 (article which requires the financial economic analysis by independent company, of international renown, for corporate operations involving controlled companies).

Political rights: Preferred shares are entitled to restricted vote, in the following events:

a) in the deliberations at general meetings related to the execution of contracts with related parties, the terms and conditions of which are more onerous for the company than the ones normally adopted by the market

b)  in the deliberations related to the alteration or rescission::

            (i)  of article 9 (approval of execution of contracts with related parties ,as mentioned above);

             (ii)  sole paragraph of article 11 (first call for the meeting with at least 30 days in advance in the events of art. 136, LSA, at first call and 15 days at second call); and

           (iii)  article 30 (article which requires the financial economic analysis by independent company, of international renown, for corporate operations involving controlled companies).

Assets Interest/Dividend a) Priority in the capital reimbursement, without Premium and the receipt of non cumulative dividend, 10% higher than the one attributed to each common
Assets Interest/Dividend

a)  Priority in the capital reimbursement, without Premium and priority in the payment of non cumulative minimum dividends, according to the criteria below, alternatively, considering the one which represents the share.

b) The preferred shares will Grant their holders to voting right, should the Company not pay, for  3 (three) consecutive years the minimum dividends to which they are entitled, right which will be maintained up to the payment higher amount:

        (i) 6% per annum, on the amount resulting from the division of the subscribed capital by the total number of the Company shares, or

        (ii) 3% per annum, on the amount resulting from the division of net equity by the total number of the Company shares; and

b) Right to participate of profits distributed in equal conditions with common shares, after being assured dividend equal to the minimum one.

c) The preferred shares will Grant their holders to voting right, should the Company not pay, for  3 (three) consecutive years the minimum dividends to which they are entitled, right which will be maintained up to the payment